UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                     Rhodia
                        --------------------------------
                                (Name of issuer)

                 Ordinary Shares, nominal value Euro 1 per share
               --------------------------------------------------
                         (Title of class of securities)

                                   762397107*
                        --------------------------------
                                 (CUSIP number)

                                   May 2, 2003
                        --------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

___________________________

* This CUSIP number relates to American Depositary Shares.

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--------------------------------                --------------------------------
CUSIP No. 762397107                     13G
--------------------------------                --------------------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Credit Lyonnais S.A.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of France
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    17,752,562
                             ---------------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ---------------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      17,752,562
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,752,562
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                  [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO**
--------------------------------------------------------------------------------




____________________

** The Reporting Person is a bank organized under the laws of the Republic of France


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Item 1(a). Name of Issuer:

           Rhodia (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

           The address of the Issuer's principal executive offices is 26 quai Alphonse Le Gallo, 92100 Boulogne-Billancourt, France.

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of Credit Lyonnais S.A. (the "Reporting Person").

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The principal place of business of the Reporting Person is 19 Boulevard des Italiens, 75002 Paris.

Item 2(c). Citizenship:

           The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d). Title of Class of Securities:

           The title of the securities is Ordinary Shares, nominal value Euro 1 per share (the "Ordinary Shares").

Item 2(e). CUSIP Number:

           The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [ ]  Broker or dealer registered under section 15 of the Act;

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act;

          (c)  [ ]  Insurance Company as defined in section
                    3(a)(19) of the Act;

          (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

          (e)  [ ]  An investment adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E);

          (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);


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          (g)  [ ]  A parent holding company or control person in
                         accordance with Rule 13d-1 (b)(1)(ii)(G);

          (h)  [ ]  A savings association as defined in section
                    3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [ ]  Group, in accordance with Rule
                    13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

                  (a)      Amount beneficially owned:

                           The Reporting Person owns the amount of the Ordinary
                  Shares as set forth on the cover page.

                  (b)      Percent of class:

                           The Reporting Person owns the percentage of the
                  Ordinary Shares as set forth on the cover page.

                  (c)      Number of shares as to which such person has:

                           (i)     sole power to vote or to direct the vote:

                                    The Reporting Person has the sole power to
                           vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power to
                           vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                 The Reporting Person has the sole power to
                           dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    The Reporting Person has the shared power to
                           dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2003



                                              CREDIT LYONNAIS S.A.



                                              By:  /s/ Francis Canterini
                                                 -------------------------------
                                                 Name:   Francis Canterini
                                                 Title:  Deputy Chief Financial
                                                         Officer